Exhibit (d)(4)

CONFIDENTIALITY AGREEMENT

Wachovia Capital Markets, LLC (“Wachovia”) has been retained by American Land Lease, Inc. (together with any affiliates and subsidiaries, the “Company”) to serve as the Company’s exclusive financial advisor in connection with a possible transaction involving the Company, its businesses or assets (a “Possible Transaction”). The undersigned (“Participant” or “you”) desires to receive certain information relating to the Company so that it may consider and evaluate a Possible Transaction. As a condition to receiving such information, Participant agrees to the following conditions for the benefit of Wachovia and the Company:

1.	Confidential Information

For purposes of this Confidentiality Agreement (this “Agreement”), the term “Confidential Information” shall mean any and all information made available to Participant or Participant’s Representatives (as defined below) by the Company, Wachovia or the Company’s other Representatives relating in any way to the Company or a Possible Transaction (including, but not limited to, any information or offering materials prepared by Wachovia or the Company) and all Work Papers. However, Confidential Information shall not include information which (i) is or becomes generally available to the public other than as a result of breach of this Agreement by Participant or by Participant’s Representatives, (ii) was lawfully in Participant’s or Participant’s Representatives’ possession prior to any disclosure by the Company, Wachovia or the Company’s other Representatives, or (iii) was provided to Participant or Participant’s Representatives by a third party that was not, to the knowledge of Participant or Participant’s Representatives, bound by any obligation of confidentiality to the Company, Wachovia or the Company’s other Representatives.

As used herein, the term “Work Papers” means all notes, analyses, compilations, data, studies, interpretations and other information, whether in visual, electronic, written or other form, prepared by you or on your behalf or for your benefit that contain, reflect, summarize, analyze, discuss or contain any Confidential Information.

As used herein, the term “Representatives” means, as to any person, such person’s affiliates and its and their directors, officers, employees, shareholders, members, managers, partners, trustees, agents, investors, lenders, representatives and advisors (including, without limit, appraisers, environmental consultants, engineers, financial advisors, legal counsel and accountants).

2.	Use of Confidential Information

Participant agrees to hold as strictly confidential, and shall require its respective Representatives to hold as strictly confidential, all Confidential Information. Participant agrees not to use the Confidential Information, and require its respective Representatives not to use the Confidential Information, for any purpose other than evaluating, negotiating and consummating a Possible Transaction. Participant shall not disclose any Confidential Information or the fact that the Confidential Information exists or has been made available, the fact that the Company is considering the Potential Transaction or that discussions are taking place among the Company, Wachovia and the Participant or others regarding a Possible Transaction to third parties except (i) to its Representatives who are assisting Participant in the evaluation of a Possible Transaction (“Permitted Parties”),

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provided that each of such Permitted Parties are advised of this Agreement and agree to maintain confidentiality as set forth herein and (ii) to the extent Participant is required by statute, rule, regulation or judicial process; provided that if Participant is required by statute, rule, regulation or judicial process to disclose Confidential Information it shall first notify the Company (if legally permitted) so that the Company, at the Company’s sole expense, may seek a protective order or other appropriate protections. In the absence of such an order, the Participant may comply with such legal requirements. Participant shall be liable for any breach of this agreement by its respective Representatives. The restrictions on disclosure set forth above (other than the restrictions on disclosure of the Confidential Information itself) shall terminate upon the public disclosure of any transaction involving the Company including a merger, sale of all or substantially all of the Company’s assets or a change in control.

3.	Return of Confidential Information

Participant agrees to, and to require its Representatives to, return any Confidential Information (other than Work Papers) and destroy all Work Papers within five business days of the Company’s request, unless otherwise required by law; provided, however, that Participant may destroy the Confidential Information and Work Papers in lieu of returning them if the Participant certifies such destruction in writing. Notwithstanding the foregoing, it is agreed that any portion of the Confidential Information that may be found in Work Papers and any other Confidential Information not requested to be returned to the Company, in lieu of being destroyed, may be held by you or your Representatives and kept subject to the terms of this Agreement.

4.	Disclaimer

Participant acknowledges that (i) no representation or warranty, express or implied, is made by Wachovia, the Company or any of their respective Representatives as to the accuracy or completeness of any of the Confidential Information, (ii) the Confidential Information does not purport to be all-inclusive or to contain all the information a Participant may desire, and (iii) the Company expressly reserves the right at its sole discretion to reject any or all proposals for a Possible Transaction and to terminate discussions with any party at any time. The Participant agrees that this Agreement does not obligate the Company, Wachovia or the Company’s other Representative’s to disclose any information, including any Confidential Information, negotiate or enter into any agreement or relationship with the Participant. The Participant further agrees that Wachovia and the Company shall be free to conduct any process for any transaction involving the Company or a Possible Transaction, if and as they in their sole discretion shall determine.

5.	No Solicitation

The Participant and any of its respective Representatives shall not, for a period of one year from the date hereof, without the prior written consent of the Company, directly or indirectly, solicit to employ or actually employ any of the following officers or employees of the Company (such individuals, the “Senior Management Officers”): the Chairman of the Board, the President and Chief Operating Officer and the Chief Financial Officer, except for any Senior Management Officers who are solicited and hired as a result of a general, non-targeted solicitation (including a search firm or similar entity) for persons made in the ordinary course of business, or any Senior Management Officers that contacts you on their own initiative without any solicitation or encouragement from you (other than the general, non-targeted solicitations described above).

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6.	Material Non-Public Information

Participant acknowledges that Wachovia has informed Participant that the Confidential Information that may be disclosed hereunder by the Company, Wachovia or the Company’s other Representatives will likely contain material, non-public information. Each Party acknowledges and understands that federal securities law restricts any Person who has material, non-public information from purchasing or selling securities of another Person while in possession of material non-public information.

7.	Standstill

Neither the Participant nor any of its Representatives that has been provided with Confidential Information, for a period of one year from the date of this Agreement, shall in any manner, directly or indirectly, without the prior written consent of the Company’s Board of Directors or in response to a written request from or on behalf of the Company: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other Person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any voting securities (or beneficial ownership thereof), or rights or options to acquire any voting securities (or beneficial ownership thereof), or any assets or businesses of the Company or any of its subsidiaries or affiliates, (ii) any tender or exchange offer, merger or other business combination involving the Company, any of its subsidiaries or affiliates or the assets of the Company or its subsidiaries or affiliates constituting a significant portion of the consolidated assets of the Company and its subsidiaries or affiliates, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or affiliates, or (iv) any “solicitation” of “proxies” (as these terms are used in the rules and regulations of the Securities and Exchange Commission) or consents to vote any voting securities of the Company or any of its affiliates; (b) form, join or in any way participate in a “group” (as defined under the rules and regulations of the Securities and Exchange Commission) with respect to the Company or otherwise act in concert with any Person in respect of the Company’s securities, without the prior written consent of the Chief Executive Officer (or similar senior officer) of the Company; (c) otherwise act, alone or in concert with another Person, to seek representation on or to control or influence the management, board of directors or policies of the Company; (d) take any action which would or would reasonably be expected to force the other party to make a public announcement regarding any of the matters set forth in (a) above; or (e) enter into any discussions or arrangements with any Person with respect to any of the foregoing. The provisions of the immediately preceding sentence notwithstanding, you may, prior to the expiration of such one year period and subject to applicable laws (including applicable rules and regulations of the Securities and Exchange Commission) participate in any of the actions listed in clauses (a) through (e) of the immediately preceding sentence if a third party takes any of such actions. The Company shall provide or make available to the Participant any information that the Company provides to third parties that are considering a Possible Transaction.

8.	Brokers

Wachovia has been retained by the Company to serve as its exclusive financial advisor with respect to a Possible Transaction and shall be compensated by the Company in connection with any Possible Transaction. Therefore, Participant agrees that neither the Company nor Wachovia shall be obligated to pay any fees on their behalf to any brokers, finders, or other parties claiming to represent Participant in connection with a Possible Transaction. Additionally, Participant is strictly prohibited

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by this agreement from acting as a broker or an agent using any of the Confidential Information provided. Participant shall indemnify and hold Company and Wachovia harmless from and against any claims, causes of action or liabilities, including without limitation, reasonable attorneys’ fees and court costs which may be incurred with respect to any claims for other real estate commissions, broker’s fees or finder’s fees in relation to or in connection with the Properties to the extent claimed by, through or under Participant.

9.	Contact with Personnel, Properties or Tenants

During the course of Participant’s evaluation of a Possible Transaction, all inquiries and other communications are to be made directly to Wachovia or an officer of the Company authorized by Wachovia or the Company. Accordingly, Participant will not, and will require its Representatives not to, contact or attempt to contact any other Representatives, creditors, customers, vendors, suppliers or business partners of the Company concerning or in connection with a Possible Transaction, without the prior, express consent of the Company or Wachovia. Participant agrees that it will not directly or through a third party contact any municipality, governmental agency or quasi-governing body regarding the properties involved in a Possible Transaction (the “Properties”). This restriction is not intended to prohibit general inquiries, such as non Property-specific inquiries regarding zoning, parking and redevelopment procedures and guidelines for the applicable market area, or review of publicly-available information. In furtherance of the foregoing, Participant agrees that it will not, and will cause its Representatives not to, contact the tenants or Properties’ staff without Company’s prior written consent. Any and all questions related to the evaluation of the Properties must be directed to the Company, Wachovia or the Company’s other Representatives. Participant agrees that it will not go to the Properties without the prior written consent of Company.

10.	General Terms

This Agreement sets forth the parties’ entire agreement regarding the subject matter hereof, and supersedes all other representations, negotiations, understandings and agreements, written or oral, between the parties concerning the subject matter hereof. If any provision of this Agreement is declared void or unenforceable, such provisions shall be severed from this Agreement, which shall otherwise remain in full force and effect. In the event any suit or other action is commenced to enforce any provision of this Agreement, the prevailing party shall be entitled to reimbursement for reasonable attorneys’ fees and costs if deemed to be appropriate by the adjudicating body. Except as provided in Paragraphs 2, 5 and 7 hereof, this Agreement shall survive for a period of one (1) year after the date hereof. Participant recognizes that any actual or threatened disclosure of Confidential Information in violation of this Agreement will cause the Company irreparable injury and that the Company therefore shall be entitled to injunctive relief, a decree of specific performance or other equitable relief, upon a proper showing of such a violation, without the necessity of demonstrating actual monetary damage. The Agreement shall be governed by the laws of the State of Delaware. This agreement is binding upon and inure to the benefit of the respective successors and assigns of the parties hereto. Neither the failure nor delay by any party in exercising any right hereunder will operate as a waiver of such right, and no single or partial exercise of a right will preclude any other or further exercise of such right. This Agreement may be executed in any number of counterpart signature pages, such signatures may be delivered by facsimile, portable document format (“.pdf”) or similar electronic means, and signatures so executed and delivered shall be binding and effective on all parties. If any provision of this Agreement is determined to be illegal, invalid or unenforceable, then it shall be reformed so as to provide the maximum protection available to the Company and its

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Representatives or, if such reformation is not possible, then such provision shall be severed from this Agreement and the remaining provisions shall remain in full force and effect. The term “person” means any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity or governmental body.

(Signature Pages Follow)

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This Agreement has been executed by the undersigned as of July 16, 2008.

COMPANY: AMERICAN LAND LEASE, INC.

By:	/s/ Shannon E. Smith
Name: Title:	Shannon E. Smith Chief Financial Officer

PARTICIPANT: GREEN COURTE PARTNERS, LLC

By:	/s/ James R. Goldman
Name: Title:	James R. Goldman Managing Director

RETURN EXECUTED AGREEMENT TO THE FOLLOWING:

Wachovia Securities

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